Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIOS

(in thousands, except ratios)

	Year Ended December 31,					Three Months Ended March 31,
	2007	2008	2009	2010	2011	2012
Earnings:
Income (loss) before income taxes	$(18,139)	$(12,219)	$(7,180)	$(13,136)	$(9,015)	$(2,308)
Add: Fixed charges	396	0	0	11	41	11

Earnings as defined	$(17,743)	$(12,219)	$(7,180)	$(13,125)	$(8,974)	$(2,297)

Fixed charges:
Interest expensed	$116	$0	$0	$11	$41	$11
Estimated premiums, discounts and capital expenses related to debt	280	0	0	0	0	0

Total fixed charges	$396	$0	$0	$11	$41	$11

Ratio of earnings to fixed charges (1)	—	—	—	—	—	—

(1)	For purposes of computing this ratio of earnings to fixed charges, fixed charges consist of interest expense and premiums, discounts and capital expenses related to debt (loss) before income taxes plus fixed charges. Earnings were insufficient to cover fixed charges by approximately $17.7 million, $12.2 million, $7.2 million, $13.1 million and $9.0 million for the years ended December 31, 2007, 2008, 2009, 2010 and 2011and $2.3 million for the first three months of 2012. We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have any preferred stock outstanding as of the date of this prospectus.

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